TESCO

06015461

RECEIVED
2006 JUL 25 P 3:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News release...

SUPPL

Monday 17 July 2006

TESCO ACQUIRES LEADER PRICE STORES IN POLAND

Tesco has today announced the acquisition of Leader Price in Poland. Leader Price is a convenience retailer with sales of £167 million (972 million PLN) in 2005*.

The deal, subject to the usual regulatory approvals, is worth £72 million and will help Tesco to grow its business in the highly fragmented and competitive Polish market.

Tesco has a strong track record of bringing benefits locally and today's announcement is good news for Polish shoppers, suppliers and employees.

New customers will benefit from Tesco Poland's unrivalled value, convenience and choice. Over the last year alone Tesco has invested over £9 million in cutting prices in the country, making a real difference to families.

Tesco's multi-format approach, including hypermarkets and smaller stores, is helping to increase convenience for customers in more communities across the country.

Kevin Grace, CEO of Tesco Poland, said: "This deal is good news for customers. Convenience, low prices, service and quality have become the hallmark of Tesco in Poland and we look forward to bringing these benefits to more communities.

"After ten years of trading in Poland Tesco has built up a strong local business employing over 20,000 people and working with over 1,500 Polish suppliers."

PROCESSED
JUL 25 2006
THOMSON FINANCIAL

-Ends-

Contact:

Press	Jonathan Church	+44 1992 646606
	Greg Sage	+44 1992 644887
Investors	Steve Webb	+44 1992 644800

dlw 7/25

Notes to Editors

* Leader Price sales figure includes franchises.

ABOUT TESCO

Tesco entered Poland in 1995 and currently operates 107 stores (including 31 Savia supermarkets), employing over 20,000 people. Sales for the financial year ending 2006 were £917 million. Tesco has a local approach to its international businesses. All Tesco stores in Poland are managed by Polish nationals. This increases Tesco's understanding of the unique needs of local customers and helps the company to think and act locally.

Tesco is the UK's largest retailer and one of the world's leading international retailers. The Tesco group had a turnover of £41.8bn with pre-tax profits of £2.2bn in the year to February 2006. Tesco operates over 2,670 stores employing over 370,000 people.

Outside the UK, the Tesco group operates in 11 countries across Europe and Asia. In Europe Tesco operates 363 stores and has over 68,000 employees in the Czech Republic, Hungary, Republic of Ireland, Poland, Slovakia and Turkey.

In Asia Tesco operates 444 stores and employs over 56,000 people in China, Japan, Malaysia, South Korea and Thailand.

Wherever Tesco operates it has one Core Purpose - to "Create value for customers to earn their lifetime loyalty."

Through significant investment in training and development, Tesco brings opportunities to thousands of staff throughout Poland. Tesco supports its staff in developing their skills and careers regardless of position, experience, age or location. To help understand the needs of its staff, Tesco carries out the largest annual employee survey in the country. Tesco was also awarded the Hermes award for its responsible and outstanding approach to staff in 2005 and 2006.

ABOUT LEADER PRICE

Leader Price opened its first store in Poland in 2000. Leader Price is part of the Casino group, which also owns Geant in Poland. Leader Price operates over 220 stores including some franchises, across Poland, employing nearly 2,200 people.

ABOUT POLAND

Poland has a population of almost 40 million and is one of the lead economies in Central and Eastern Europe. The capital Warsaw is the largest city with a population of 1.6 million. It is the third largest market in Central and Eastern Europe behind Russia and the Ukraine with GDP of £170,172 million in 2005 with real growth of 3%. Total retail sales were £64,652 million last year. Poland joined the EU in May 2004.